T: 416.364.1145 | 1.800.268.9374
15 York St., Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

CI Financial Announces Election of Directors and
Results of Annual Meeting of Shareholders

TORONTO (June 22, 2022) – CI Financial Corp. (the “Corporation”) announced the results of matters voted upon at its annual meeting of shareholders held on June 22, 2022.

All nominated directors were elected with voting results tabulated as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
William E. Butt	135,813,018	97.35%	3,698,698	2.65%
Brigette Chang-Addorisio	138,318,913	99.15%	1,192,803	0.85%
William T. Holland	130,684,520	93.67%	8,827,196	6.33%
Kurt MacAlpine	138,354,796	99.17%	1,156,920	0.83%
David P. Miller	101,865,736	73.02%	37,645,980	26.98%
Tom P. Muir	137,069,274	98.25%	2,442,442	1.75%
Paul J. Perrow	134,546,729	96.44%	4,964,987	3.56%
Sarah M. Ward	138,946,506	99.59%	565,210	0.41%

At the meeting, shareholders also approved the appointment of Ernst & Young LLP as the auditors of the Corporation. The vote on the Board’s disclosed approach to executive compensation did not carry.

Details of each of these matters are set out in the Management Information Circular of the Corporation dated May 3, 2022. A report of voting results for each resolution presented at the Meeting prepared in accordance with National Instrument 51-102 will be filed under the Corporation’s profile on SEDAR at www.sedar.com.

About CI Financial
CI Financial Corp. is an integrated global wealth and asset management company. CI managed and advised on approximately $349.6 billion in client assets as at May 31, 2022. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., Northwood Family Office Ltd., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, Brightworth, LLC, BRR OpCo, LLC (Budros, Ruhlin & Roe), The Cabana Group, LLC, Corient Capital Partners, LLC, CPWM, LLC (Columbia Pacific Wealth Management), Columbia Pacific Advisors, LLC, Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Galapagos Partners, LP, GLASfunds, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

T: 416.364.1145 | 1.800.268.9374
15 York St., Second Floor, Toronto, Canada M5J 0A3 | cifinancial.com

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Jimmy Moock
Managing Partner, StreetCred
610-304-4570
jimmy@streetcredpr.com
ci@streetcredpr.com